
November 26, 2013

Via E-mail
David W. Biegler
President and Chief Executive Officer
Southcross Energy Partners, L.P.
1700 Pacific Avenue
Suite 2900
Dallas, Texas 75201

      Re: Southcross Energy Partners, L.P.
              Registration Statement on Form S-3
              Filed November 5, 2013
              File No. 333-192105

Dear Mr. Biegler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering a total of 1,863,713 common units representing limited partner interests in this offering on behalf of Southcross Energy LLC, which owns all of the ownership interest in your general partner and therefore appears to be your parent. Given Southcross Energy LLC's relationship to you, it appears that this transaction is not eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended, and instead represents a primary offering. Please refer to Question 212.15 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website. Accordingly, please revise to identify Southcross Energy LLC as an underwriter within the meaning of Section 2(a)(11) of the Securities Act and otherwise revise your prospectus to reflect that the offering by Southcross Energy LLC is a primary offering. Alternatively, please tell us why you believe you are able to conduct a secondary offering with regard to the common units held by Southcross Energy LLC

pursuant to Rule 415(a)(1)(i), including in such analysis a detailed description of the relationship between you and the selling unitholder and an analysis of whether the selling unitholder is your parent and an affiliate.

2.   It does not appear that you have provided disclosure in compliance with the requirements of Rule 3-10 of Regulation S-X. Please revise accordingly, or tell us how you believe you have complied with Rule 3-10 of Regulation S-X. If you believe you should not be required to present condensed consolidated financial information in the manner described in Rule 3-10, please provide us with the basis for that belief and the attendant facts and circumstances, including an explanation of the company's structure, the nature of operations and assets of the parent company and of each of the guarantor subsidiaries, and the existence and significance of non-guarantor subsidiaries.

Where You Can Find More Information, page ii

3.   Please revise the fourth paragraph to clarify that you are incorporating by reference subsequent filings made "from the date of the prospectus" until the termination of the offerings. Please also revise the fifth paragraph in future amendments to clarify that you are incorporating by reference filings made "after the date of the initial registration statement," rather than those made after the date of such amendment, and prior to effectiveness. Please refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website. In addition, please specifically list as incorporated by reference the Form 10-Q filed on November 13, 2013.

Selling Unitholders, page 64

4.   Please revise the disclosure in footnote 1 to the selling unitholder table on page 65 to include, for each selling unitholder, the number of common units issuable upon conversion of the Series A preferred units held by such selling unitholder.

5.   Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the common units to be offered for resale by Southcross Energy LLC. Please see question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Item 15. Indemnification of Directors and Officers, page II-1

6.   With regard to the subsidiary guarantors organized as Texas limited partnerships, please state the general effect of any Texas state statute or other arrangements under which any controlling persons, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such. Please see Item 702 of Regulation S-K.

Item 16. Exhibits and Financial Statements, page II-4

7.   Please revise your disclosure to state that Exhibit 4.6 was filed as an exhibit to your annual Form 10-K, filed with the Commission on April 14, 2013.

Exhibit 5.1

8.   We note that counsel's opinion is limited to the laws of the state of the state of New York, and, in limited part, the Delaware Revised Uniform Limited Partnership Act. However, we note that certain of the subsidiary guarantors are organized under the laws of the state of Texas. Please revise your legal opinion to cover all applicable laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Ryan Maierson, Esq.